Exhibit 99.60

SRK Consulting (Canada) Inc. 2200–1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Grant Carlson, PEng, do hereby certify that:

1.	I am currently employed as a Mining Consultant, with an office at Suite 2200-1066 West Hastings Street, Vancouver, BC, V6E 3X2;

2.	This certificate applies to the technical report titled “Independent Technical Report on the Eskay Creek Au-Ag Project, Canada”, with an effective date of April 07, 2021, (the “Technical Report”) prepared for Skeena Resources Ltd. (“the Issuer”);

3.	I am a Professional Engineer registered with Engineers & Geoscientist British Columbia (EGBC #142651);

4.	I have not visited the Eskay Creek site;

5.	I am responsible for the pit constrained mining assumptions in Section 14.14 of the Technical Report;

6.	I am independent of the Issuer and related companies applying all of the assumptions in Section 14.14 of the NI 43-101;

7.	I have had no prior involvement with the property that is the subject of the Technical Report.

8.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1. As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: April 07, 2021
Signing Date: May 21, 2021

Grant Carlson, PEng

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